Management's Discussion and Analysis

of Financial Condition and Results of Operations

The following discussion describes our results of operations for 2003 and also analyzes our financial condition as of December 31, 2003. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances and Interest Income and Interest Expense" tables shows the average balance during 2003 and 2002 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a tabular illustration of our asset liability management to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits.

There are risks inherent in all loans, therefore, we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with our financial statements and the related notes and the other statistical information also included in this report.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the Securities and Exchange Commission and our reports to stockholders. Statements made in this report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. We caution that these factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2003 which have been included in Item 7. of this annual report on form 10-KSB.

Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Overview

Our 2003 results were highlighted by reporting net income of $1,362,795 in our fifth year of operations. Despite a downturn in the national and state economy exacerbated by the effects of global uncertainties, we continued to have significant loan and deposit growth that should provide a base for continued profitability.

Financial Condition at December 31, 2003 and 2002

The following is a summary of our balance sheets for the years indicated:

	December 31,
	2003	2002
	(Dollars in Thousands)
Cash and due from banks	$2,898	$3,575
Interest-bearing deposits in banks	59	312
Federal funds sold	-	561
Securities	12,282	13,125
Loans, net	136,390	106,382
Premises and equipment	4,993	5,102
Other assets	3,227	1,881
	159,849	130,938

Total deposits	$129,470	117,971
Total borrowings	16,202	-
Other liabilities and redeemable common stock	964	1,023
Stockholders' equity	13,213	11,944
	$159,849	$130,938

As of December 31, 2003, we had total assets of $159.8 million, an increase of 22% over December 31, 2002. Total interest-earning assets were $148.7 million at December 31, 2003 or 93% of total assets as compared to 92% of total assets at December 31, 2002. Our primary interest-earning assets at December 31, 2003 were loans, which made up 92% of total interest-earning assets as compared 88% at December 31, 2002. Our gross loans to total funding ratio was 95% at December 31, 2003 as compared to 91% at December 31, 2002. Deposit growth of $11.5 million and total borrowings, which consist of federal funds purchased, Federal Home Loan Bank advances and subordinated debentures, of $16.2 million were used primarily to fund loan growth of $30.4 million.

Our securities portfolio, consisting of U.S. Government and Agency, mortgage-backed, municipal and restricted equity securities, amounted to $12.3 million at December 31, 2003, a 6% decrease from the $13.1 million at December 31, 2002. Proceeds from the sale or maturity of investments during 2003 were utilized in the loan portfolio to achieve favorable yields. We have not specifically identified any securities for sale in future periods that, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale.

We have 86% of our loan portfolio collateralized by real estate located in our primary market area of Bartow County, Georgia and surrounding counties. Our real estate mortgage portfolio consists of loans collateralized by one- to four-family residential properties (30%) and construction loans to build one- to four-family residential properties (19%), and nonresidential properties consisting primarily of small business commercial properties (51%). We generally require that loans collateralized by real estate not exceed the collateral values by the following percentages for each type of real estate loan as follows:

One to four-family residential properties	85%
Construction loans on one- to four-family residential properties	80%
Nonresidential property	80%

The remaining 14% of the loan portfolio consists of commercial, consumer, and other loans. We require collateral commensurate with the repayment ability and creditworthiness of the borrower.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws. Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, real estate values and employment trends in our market area are stable. However, global uncertainties could negatively impact the local economy.

We attempt to reduce these economic and credit risks not only by adhering to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. National banking regulations limit exposure by prohibiting loan relationships that exceed 15% of the Bank's statutory capital.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and other needs. Traditional sources of liquidity include asset maturities and growth in core deposits. A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective. The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to external sources of funds.

As our loan demand has continued to increase, we have increased the use of external funding sources in a manner to achieve acceptable net interest margins and to relegate interest rate risk in the balance sheet. Brokered deposits totaled $34 million at December 31, 2003, compared to $29 million as of December 31, 2002. These deposits are readily obtainable at rates not significantly different than rates we pay on deposits in our local market. We also used a mix of FHLB advances and Fed funds purchased of varying maturities to further reduce our cost of funds.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition. We attempt to price our deposits to meet our asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by management and Federal regulatory authorities. As determined under guidelines established by the Asset/Liability Committee and acceptable current banking practices our core liquidity ratio of 10.44% at December 31, 2003, was within our target range of 10% - 35%.

At December 31, 2003, our capital levels were adequate based on regulatory minimum capital requirements. Our stockholders' equity increased primarily due to net income of $1,362,795. For regulatory purposes, the net unrealized gains on securities available-for-sale are excluded in the computation of the capital ratios.

In the future, our primary source of funds available to Unity Holdings, Inc. will be the payment of dividends by the Bank. Banking regulations limit the amount of the dividends that may be paid without prior approval of the bank's regulatory agency. Currently, the Bank can pay $2,545,000 of dividends without regulatory approval.

The minimum capital requirements to be considered "well capitalized" under prompt corrective action provisions and the actual capital ratios for us and the Bank as of December 31, 2003 are as follows:

	Actual
			Regulatory
	Consolidated	Bank	Requirements
Leverage capital ratio	10.35%	8.39%	5.00%
Risk-based capital ratios:
Core capital	11.85%	9.60%	6.00%
Total capital	13.10%	10.85%	10.00%

These ratios may decline as asset growth continues, but are expected to exceed the regulatory minimum requirements. Anticipated future earnings will assist in keeping these ratios at satisfactory levels.

We believe that our liquidity and capital resources are adequate and will meet our foreseeable short and long-term needs. We anticipate that we will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, our other material commitments and liabilities.

Management is not aware of any known trends, events or uncertainties, other than those discussed above, that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations. Management is also not aware of any current recommendations by the regulatory authorities that, if they were implemented, would have such an effect.

Off Balance Sheet Arrangements and Borrowing Power

At December 31, 2003, we had loan commitments outstanding of $15.7 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. If needed, we have the ability to borrow and purchase federal funds from other financial institutions. At December 31, 2003, we had arrangements with two commercial banks for short-term unsecured advances of $5.5 million. Also in place with a correspondent commercial bank is a security repurchase agreement utilizing securities available for sale as the underlying collateral with a line of secured credit of approximately $5 million. We have a line of credit with the Federal Home Loan Bank equal to 1% of total assets. According to our pledged collateral for the line, we can borrow up to $16.3 million on this line. At December 31, 2003, we had $11 million outstanding on this line. By having this readily available credit, our secondary, or liability, liquidity ratio was 32%, substantially higher than our 20% minimum directive.

At December 31, 2003, we had no material commitments for capital expenditures.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets which are primarily monetary in nature and that tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. We, through our asset/liability committee, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of our interest rate sensitive assets and liabilities, see "Asset/Liability Management".

Results of Operations For The Years Ended December 31, 2003 and 2002

The following is a summary of our operations for the years indicated.

	December 31,
	2003	2002
	(Dollars in Thousands)
Interest income	$9,450	$8,467
Interest expense	3,474	3,766
Net interest income	5,976	4,701
Provision for loan losses	495	529
Other income	1,070	1,072
Other expenses	4,515	3,969
Pretax income	2,036	1,275
Income taxes	673	442
Net income	$1,363	$833

Net Interest Income

Our results of operations are determined by our ability to manage interest income and expense effectively, to minimize loan and investment losses, to generate non-interest income, and to control operating expenses. Because interest rates are determined by market forces and economic conditions, our ability to generate net interest income depends on our ability to obtain an adequate net interest spread between the rate we pay on interest-bearing liabilities and the rate we earn on interest-earning assets.

Our tax equivalent net yield on average interest-earning assets was 4.36% in 2003 as compared to 4.20% in 2002. Average loans increased by $24.6 million, which accounted for the majority of a $25.2 million increase in total average interest-earning assets. Average interest-bearing liabilities increased by $20.6 million with average interest-bearing demand and time deposits accounting for the majority of this increase. The rate earned on average interest-earning assets decreased to 6.89% in 2003 from 7.57% in 2002. The rate paid on average interest-bearing liabilities decreased to 2.85% in 2003 from 3.71% in 2002. The increase in the net yield is due primarily to decreases in our cost of funds. We anticipate our funding costs to remain low as time deposits reprice and external funding sources continue to be used in a cost-efficient manner.

Provision for Loan Losses

The provision for loan losses was $495,000 and $529,000 in 2003 and 2002, respectively. The amounts provided were due primarily to the growth of the portfolio, lower loan loss experience, and to our assessment of the inherent risk in the portfolio. Net charge-offs for 2003 were $100,000 as compared to $254,000 for 2002. As of December 31, 2003, we had nonperforming loans and assets of $1,473,000 as compared to $1,008,000 at December 31, 2002. Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb losses on existing loans that may become uncollectible. Our evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay. The allowance for loan losses is evaluated by segmenting the loan portfolio into unclassified and classified loans. The unclassified loans are further segmented by loan type with an allowance percentage applied to each type in order to establish a general allowance for loan losses. The allowance percentage determined is based upon our experience specifically and the historical experience of the banking industry generally. The classified loans, including impaired loans, are analyzed individually in order to establish a specific allowance for loan losses. The allowance for loan losses as a percentage of total loans was 1.35% at December 31, 2003 as compared to 1.36% at December 31, 2002.

Other Income

Other income consists of service charges on deposit accounts, mortgage loan origination fees, and other miscellaneous revenues and fees. Other income was $1,070,000 in 2003 as compared to $1,072,000. Service charges on deposit accounts increased $144,000 for the year ended December 31, 2003 as compared to the same period in 2002. However, mortgage origination fee income decreased $71,000 for 2003 as compared to 2002. We expect mortgage fees to increase in 2004 if mortgage rates remain low.

Other Expenses

Other expenses of $4,515,000 for 2003 represent an approximate 14% increase over the $3,968,000 posted for 2002. Salaries and employee benefits increased $356,000, as key staff members were added to handle increasing business volumes. Data processing expenses increased $59,000 for 2003 over 2002. As business volumes grow, so do our data processing costs. The increase in total other operating expenses is directly related to the overall growth of the Bank.

Income Tax

Income tax expense was $673,000 in 2003 as compared to $442,000 in 2002. The rate of income tax compared to pretax income was 33% in 2003 as compared to 35% in 2002.

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Specific officers are charged with the responsibility for monitoring policies and procedures designed to ensure acceptable composition of the asset/liability mix. Management's overall philosophy is to support asset growth primarily through growth of core deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities being prepared and presented to the Bank's Board of Directors on a quarterly basis. The objective of this policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to affect net interest income adversely, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") that limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and it is management's intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur that would negatively affect our liquidity position.

At December 31, 2003, our cumulative one year interest rate-sensitivity gap ratio was 0.82. Our targeted ratio is 0.75 to 1.25 in this time horizon. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be virtually nonexistent. The current ratio indicates that our balance sheet is responsive to interest rates and can be adjusted to take advantage of several interest rate scenarios.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2003, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin as the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within	Over Three	Over One	After
	Three	Months To	Year to	Three
	Months	One Year	Three Years	Years	Total
	( Dollars in Thousands)
Interest-earning assets:
Interest-bearing deposits in banks	59	-	-	-	59
Securities	1,300	752		10,229	12,281
Loans	49,659	20,680	26,864	41,054	138,257
Total	51,018	21,432	26,864	51,283	150,597

Interest-bearing liabilities:
Interest-bearing demand deposits	30,690	-	-	-	30,690
Savings & Money Market Deposits	2,828	-	-	-	2,828
Time Deposits	11,008	33,564	27,502	12,750	84,824
Federal Funds Purchased	2,100	-	-	-	2,100
Other Borrowings	2,409	2,450	4,800	1,350	11,009
Subordinated Debentures	3,093	-	-	-	3,093
Total	52,128	36,014	32,302	14,100	134,544

Interest rate sensitivity gap	(1,110)	(14,582)	(5,438)	37,183	16,053
Cumulative interest rate sensitivity gap	(1,110)	(15,692)	(21,130)	16,053
Interest rate sensitivity gap ratio	0.98	0.60	0.83	3.64
Cumulative interest rate sensitivity gap ratio	0.98	0.82	0.82	1.12

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The following tables and schedules set forth certain significant financial information and statistical data with respect to: the distribution of assets, liabilities and stockholders' equity, the interest rates we experience; our investment portfolio; our loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; types of deposits and the return on equity and assets.

DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY:

INTEREST RATES AND INTEREST DIFFERENTIALS

Average Balances

The condensed average balance sheet for the period indicated is presented below. (1)

	December 31,
	2003	2002
	(Dollars in Thousands)

Cash and due from banks	$2,646	$2,635
Interest-bearing deposits in banks	218	261
Taxable securities	8,680	10,620
Tax exempt securities	4,414	1,288
Securities valuation account	125	71
Federal funds sold	1,680	2,173
Loans (2)	122,142	97,565
Allowance for loan losses	(1,689)	(1,323)
Other assets	7,646	7,147
	145,862	120,437

Total interest-earning assets	$137,134	$111,907

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
Noninterest-bearing demand	$10,613	$8,574
Interest-bearing demand	32,403	22,461
Savings	2,359	1,846
Time	78,253	76,603
Total deposits	123,628	109,484
Federal funds purchased and repurchase agreements	1,129	464
Other borrowings	7,836	-
Other liabilities	757	841
Total liabilities	133,350	110,789
Stockholders' equity	12,512	9,648
	$145,862	$120,437

Total interest-bearing liabilities	$121,980	$101,374

(1) Average balances were determined using the daily average balances during the year for each category.

(2) Nonaccrual loans included in average loans were $781,000 and $286,000 in 2003 and 2002, respectively.

Interest Income and Interest Expense

The following tables set forth the amount of our interest income and interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets.

	Years Ended December 31, 2003 2002
		Average		Average
	Interest	Rate	Interest	Rate
INTEREST INCOME:
Interest and fees on loans (1)	$ 8,833	7.23%	$ 7,889	8.09%
Interest on taxable securities	402	4.63	481	4.53
Interest on tax exempt securities	194	4.39	57	4.41
Interest on federal funds sold	18	1.07	36	1.66
Interest on deposits in banks	3	1.38	4	1.53
Total interest income	9,450	6.89	8,467	7.57

INTEREST EXPENSE:
Interest on interest-bearing demand deposits	385	1.19	439	1.95
Interest on savings deposits	28	1.19	31	1.70
Interest on time deposits	2,883	3.68	3,288	4.29
Interest on Borrowings (2)	178	1.98	8	1.64
Total interest expense	3,474	2.85	3,766	3.71

NET INTEREST INCOME	$ 5,976		$ 4,701
Net interest spread		4.04%		3.85%
Net yield on average interest-earning assets		4.36%		4.20%

(1) Interest and fees on loans includes $822,000 and $758,000 of loan fee income for the years ended December 31, 2003 and 2002, respectively. Interest income recognized on nonaccrual loans during 2003 and 2002 was insignificant.

(2) Includes interest on federal funds purchased and other borrowings.

Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the year indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Year Ended December 31,
	2003 vs. 2002
	Changes Due To:
	Rate	Volume	Net
Increase (decrease) in:
Income from interest-earning assets:
Interest and fees on loans	$ (837)	$ 1,781	$ 944
Interest on taxable securities	11	(90)	(79)
Interest on tax exempt securities	(0)	137	137
Interest on federal funds sold	(13)	(5)	(18)
Interest on deposits in banks	(0)	(1)	(1)
Total interest income	(839)	1,822	983

Expense from interest-bearing liabilities:
Interest on interest-bearing demand deposits	$ (171)	$ 117	$ (54)
Interest on savings deposits	(10)	7	(3)
Interest on time deposits	(464)	59	(405)
Interest on Borrowings	31	139	170
Total interest expense	(614)	322	(292)

Net interest income	(225)	1,500	1,275

INVESTMENT PORTFOLIO

Types of Investments

The carrying amounts of securities, which include securities available for sale and restricted equity securities, are summarized as follows:

	December 31, 2003
	Amortized Cost	Weighted Average Yield (1)	Fair Value
	(Dollars in Thousands)
U.S. Government and agency securities	4,503	4.91	4,497
Mortgage-backed securities	770	4.39	773
Municipal securities	5,695	3.17	5,712
Restricted equity securities	1,300	4.68	1,300
	12,268	4.55	12,282

	December 31, 2002
	Amortized Cost	Weighted Average Yield (1)	Fair Value
	(Dollars in Thousands)
U.S. Government and agency securities	7,087	4.00	7,226
Mortgage-backed securities	1,888	5.51	1,919
Municipal securities	3,343	4.66	3,373
Restricted equity securities	607	4.68	607
	12,925	4.40	13,125

(1) The weighted average yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security.

(2) Yields on Municipal securities are presented on a tax equivalent basis.

Maturities

The amounts of debt securities, including the weighted average yield in each category as of December 31, 2003 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through three years, (3) after three through five years and (4) after five years. Restricted equity securities are not included in the table because they have no contractual maturity.

	U.S. Treasury
	And Other U.S.
	Government Agencies
	And Corporations		Municipal Securities
		Yield		Yield
	Amount	(1)	Amount	(1)
Maturity:
One year or less	$ -		$ -
After one year through three years	$ -		$ -
After three years through five years	536	4.72%	340	4.37%
After 5 years	4,73	5.06%	5,372	4.60%
	$ 5,270	5.02%	$ 5,712	4.59%

(1) The weighted average yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security.

LOAN PORTFOLIO

Types of Loans

The amounts of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	December 31,
	2003	2002
	(Dollars in Thousands)
Commercial, financial and agricultural	$ 11,106	$ 10,914
Real estate - construction	21,522	15,957
Real estate - mortgage	97,263	72,704
Consumer, installment and other	8,683	8,493
	138,574	108,068
Unearned income	(318)	(215)
Allowance for loan losses	(1,866)	(1,471)
Loans, net	136,390	106,382

Maturities and Sensitivities of Loans to Changes in Interest Rates

Total loans as of December 31, 2003 are shown in the following table according to contractual maturity.

	Commercial	Construction	Other	Total
	(Dollars in Thousands)
Within Three Months	2,665	13,605	32,937	49,207
Over Three Months to One Year	1,870	7,876	10,934	20,680
Over One Year to Three Years	1,894	41	24,928	26,863
Over Three Years	4,677	-	37,148	41,825
	11,106	21,522	105,947	138,575

The following table summarizes loans at December 31, 2003 with due dates after one year that have predetermined and floating or adjustable interest rates.

(Dollars
in Thousands)
Predetermined interest rates	44,070
Floating or adjustable interest rates	24,618
68,688

Risk Elements

Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2002 and 2001 is as follows:

	December 31,
	2003	2002
	(Dollars in Thousands)
Nonaccrual loans	$ 726	$ 1,008
Loans contractually past due ninety days or more as to interest or
more as to interest or principal payments and still accruing	351	180
Restructured loans	205	-
Potential problem loans	1,147	260
Interest income that would have been recorded on nonaccrual and
restructured loans under original terms	36	18
Interest income that was recorded on nonaccrual and restructured loans	10	8

Potential problem loans are defined as loans about which we have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may cause the loan to be placed on nonaccrual status, to become past due more than ninety days, or to be restructured.

It is our policy to discontinue the accrual of interest income when, in the opinion of management, collection of interest becomes doubtful. This status is accorded interest when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Loans that are classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for the year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off; recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the year to average loans.

	Year Ended December 31,
	2003	2002
	(Dollars in Thousands)
Average amount of loans outstanding	$122,142	$ 97,565

Balance of allowance for loan losses at beginning of period	$ 1,471	$ 1,196

Loans charged off:
Installment loans	101	90
Real estate-mortgage	2	64
Commercial	33	118
	136	272

Loans recovered:
Installment loans	22	15
Real estate mortgage	9	3
Commercial	5	-
	36	18

Net charge-offs	100	254

Additions to allowance charged to operating expense during year	495	529

Balance of allowance for loan losses at end of year	1,866	1,471

Ratio of net loans charged off during the year to average loans outstanding	0.08%	0.26%

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that is deemed appropriate by us to adequately cover all known and inherent risks in the loan portfolio. Our evaluation of the loan portfolio includes a periodic review of loan loss experience, current economic conditions that may affect the borrower's ability to pay and the underlying collateral value of the loans.

As of December 31, 2002 and 2001, our allocations of the allowance for loan losses do not specifically correspond to the categories of loans listed below. Based on our best estimate, the allocation of the allowance for loan losses to types of loans, as of the indicated dates, is as follows:

	December 31, 2003		December 31, 2002
	Amount	Percent of Loans in each category to total loans	Amount	Percent of Loans in each category to total loans
	(Dollars in Thousands)
Commercial, financial and agricultural	$ 174	8.01%	$ 275	10.12%
Real estate - construction	215	15.53%	259	14.80%
Real estate - mortgage	1,126	70.19%	648	67.21%
Consumer, installment and other	87	6.27%	289	7.87%
Specific allocation for rated loans	264	N/A	-	N/A
	1,866	100%	1,471	100%

DEPOSITS

Average amount of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, and time deposits, for the year is presented below.

	December 31, 2003		December 31, 2002
	Average		Average
	Balance (1)	Percent	Balance	Percent
	(Dollars in Thousands)		(Dollars in Thousands)
Noninterest-bearing demand deposits	$ 10,613	-%	$ 8,574	-%
Interest-bearing demand deposits	32,403	1.19	22,461	1.95
Savings Deposits	2,359	1.19	1,846	1.70
Time Deposits	78,253	3.68	76,603	4.29
	123,628		109,484

(1) Average balances were determined using the daily average balances during the year.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2003 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.

(Dollars in Thousands)
Three months or less	6,533
Over three months through six months	7,861
Over six months through twelve months	11,393
Over twelve months	19,950
45,737

RETURN ON ASSETS AND STOCKHOLDERS' EQUITY

The following rate of return information for the year indicated is presented below.

	Years Ended December 31,
	2003	2002
Return on assets (1)	0.93%	0.69%
Return on equity (2)	10.89%	8.64%
Dividend payout ratio (3)	-	-
Equity to assets ratio (4)	8.58%	8.01%

(1) Net income divided by average total assets.

(2) Net income divided by average equity.

(3) Dividends declared per share of common stock divided by net income per share.

(4) Average equity divided by average total assets.